UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY LATIN AMERICA LTD.
(Name of Issuer)

Class A common shares, par value $0.01 per share
(Title of Class of Securities)

Class A common shares: G9001E 102
(CUSIP Number)

Balan Nair

c/o Liberty Latin America Ltd. 1550 Wewatta Street, Suite 810 Denver, CO 80202 (303) 925-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9001E 102 (Class A common shares)

1.	Names of Reporting Persons Balan Nair

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common shares: 1,346,881 (1), (2), (3)

	8.	Shared Voting Power Class A common shares: 0

	9.	Sole Dispositive Power Class A common shares: 1,346,881 (1), (2), (3)

	10.	Shared Dispositive Power Class A common shares: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common shares: 1,346,881 (1), (2), (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Class A common shares: 3.3% (4), (5)

14.	Type of Reporting Person (See Instructions) IN

(1)    Includes 139,812 Class A common shares that are issuable upon vesting of restricted share units within 60 days after the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”).

(2)    Includes Class A common shares issuable upon conversion of 272,500 Class B common shares held by Balan Nair (the “Reporting Person” or “Mr. Nair”) on the Filing Date and 156,250 Class B common shares that are issuable upon vesting of performance share units within 60 days after the Filing Date. Each Class B common share is convertible, at the option of the holder, into one Class A common share.

(3)    Excludes share appreciation rights to acquire Class A common shares held by Mr. Nair and that Mr. Nair will acquire upon vesting within 60 days after the Filing Date, all of which have an exercise price that exceeded the closing market price of Class A common shares on March 12, 2024.

(4)    Based upon approximately 40.9 million Class A common shares and 2.2 million Class B common shares, in each case, outstanding as of January 31, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024, and, as required by Rule 13d-3 under the Securities Exchange Act of the 1934, as amended, the exercise of all rights to acquire Class A common shares held by the Reporting Person and exercisable within 60 days after the Filing Date.

(5)    Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Accordingly, in the election of directors of the Issuer, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 8.0% of the voting power of the Issuer, based on the number of shares outstanding specified above in Note 4 and assuming that the Reporting Person has not converted any of his Class B common shares into Class A common shares.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

BALAN NAIR

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY LATIN AMERICA LTD.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by Balan Nair (the “Reporting Person” or “Mr. Nair”) with the Securities and Exchange Commission (the “SEC”) on February 27, 2023 (the “Original Statement”) and relates to (i) the Liberty Latin America Class A common shares, par value $0.01 per share (the “Class A common shares”), of the Issuer, and (ii) pursuant to Rule 13d-3 under the Securities Exchange of 1934, as amended (the “Act”), the Class A common shares issuable upon conversion of the Liberty Latin America Class B common shares, par value $0.01 per share, of the Issuer (the “Class B common shares”). The Original Statement and this Amendment are collectively referred to as the “Statement.” Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. This Amendment is being filed by Mr. Nair to report his acquisition on March 12, 2024 of beneficial ownership of 156,250 Class B common shares underlying performance share units (“PSUs”) pursuant to the approval by the compensation committee (the “compensation committee”) of the Issuer’s board of directors on March 12, 2024. Except as set forth herein, the Statement is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented to include the following information:

In March 2021, Mr. Nair had received an award of performance share appreciation rights (“PSARs”) to acquire 1,000,000 Class A common shares and 2,000,000 Class C common shares, par value $0.01 per share (“Class C common shares”) in March 2021, with exercise prices of $14.00 and $14.10, respectively. The PSARs would vest on March 15, 2024, subject to the attainment of the Issuer’s and Mr. Nair’s performance objectives for 2021 through 2023, as determined by the compensation committee. On February 22, 2024, the compensation committee determined that the performance objectives for the PSARs were met and that they would vest on March 15, 2024. However, because the exercise prices for the PSARs exceeded the market price of Class A common shares and Class C common shares on the date of filing of this Amendment (the “Filing Date”), the shares that may be acquired upon exercise of the PSARs have been excluded from the shares beneficially owned by Mr. Nair.

On February 26, 2024 Mr. Nair used personal funds to purchase 16,313 Class A common shares on the open market at an average price of $6.1352 per share.

On March 1, 2024, Mr. Nair acquired an additional 1,905 Class A common shares and 1,317 Class C common shares (after withholding shares for taxes) upon vesting of time-vesting restricted share units that were granted on March 15, 2023 pursuant to compensatory arrangements with the Issuer.

In July 2022, the Issuer and Mr. Nair entered into an amended and restated employment agreement with respect to his continued service as the Issuer’s President and Chief Executive Officer, which was effective July 28, 2022 (the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Nair received the Sign-on LILAB Award, which was split into three installments. On March 20, 2023, the third and final installment, consisting of 312,500 Class B common share PSUs, was granted to Mr. Nair, and it would vest, subject to Mr. Nair’s attainment of his individual performance objectives for 2023 as determined by the compensation committee, on March 15, 2024. On March 12, 2024, the compensation committee determined to vest 50% (or 156, 250) of the 312,500 Class B common share PSUs on March 15, 2024. The compensation committee also agreed at that time to modify the Sign-On LILAB Award by conditioning the vesting of the remaining 50% (or 156, 250) of the Class B common share PSUs in March 2025 on the attainment of Mr. Nair’s 2024 performance objectives as determined by the compensation committee.

Item 5.   Interest in Securities of the Issuer.

(a)     Mr. Nair may be deemed to beneficially own Class A common shares and Class B common shares of the Issuer as follows:

Class	Actual Ownership		Deemed Beneficial Ownership
	Number	Class Percentage (1)	Number	Class Percentage (1) (2)
Class A common shares	778,319	1.9%	1,346,881 (2) (3) (4) (5)	3.3% (2) (3) (4) (5)
Class B common shares	272,500	12.2%	428,750 (6)	17.9% (4) (6)
(1)Based upon approximately 40.9 million Class A common shares and 2.2 million Class B common shares, in each case, outstanding as of January 31, 2024, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024.

(2)Includes, as required by Rule 13d-3 under the Exchange Act, 139,812 Class A common shares issuable upon vesting of RSUs held by Mr. Nair and 156,250 Class B common shares issuable upon vesting of PSUs held by Mr. Nair, in each case, within 60 days after the Filing Date.

(3)Includes (a) 139,812 Class A common shares issuable upon vesting of RSUs within 60 days after the Filing Date, (b) 272,500 Class A common shares issuable upon conversion of 272,500 Class B common shares held by Mr. Nair as of the Filing Date, and (c) 156,250 Class A common shares issuable upon conversion of 156,250 Class B common shares underlying PSUs that are scheduled to vest within 60 days after the Filing Date.

(4)Each Class B common share is convertible, at the option of the holder, into one Class A common share. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. These two classes of shares generally vote together as a single class on all matters. Accordingly, in the election of directors of the Issuer, Mr. Nair may be deemed to beneficially own voting equity securities representing approximately 8.0% of the voting power of the Issuer, based on the number of shares outstanding specified above and assuming that Mr. Nair has not converted any of his Class B common shares into Class A common shares.

(5)Excludes share appreciation rights to acquire Class A common shares held by Mr. Nair on the Filing Date and those PSARs and other share appreciation rights that Mr. Nair will acquire upon vesting within 60 days after the Filing Date, all of which have an exercise price that exceeded the closing market price of Class A common shares on the Filing Date.

(6)Includes 156,250 Class B common shares underlying PSUs that are scheduled to vest within 60 days after the Filing Date.

(b)    Mr. Nair has the sole power to vote and to dispose of, or to direct the voting or disposition of, his common shares of the Issuer.

(c)    See Item 3 above, which is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2024
Date
/s/ Balan Nair
Balan Nair